FANTEX BROKERAGE SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015
Amounts in US Dollars

ASSETS

CASH	$ 761,706
RECEIVABLE FROM CLEARING ORGANIZATION	3,202
DEPOSITS WITH CLEARING ORGANIZATION	250,000
OTHER ASSETS	37,345
TOTAL ASSETS	$ 1,052,253

LIABILITIES AND MEMBER'S CAPITAL

PAYABLE TO CLEARING ORGANIZATION	$ 26,649
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	11,700
Total liabilities	38,349
MEMBER'S CAPITAL	21,676,943
ACCUMULATED DEFICIT	(20,663,039)
Total member's capital	1,013,904
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 1,052,253

See notes to financial statement